Exhibit (a)(15)

Tilman J. Fertitta

Chairman, President, C.E.O.

May 4, 2011

VIA FACSIMILE, ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Douglas L. Schmick, Chairman of the Board

McCormick & Schmick’s Seafood Restaurants, Inc.

1414 NW Northrup Street, Suite 700

Portland, Oregon 97209

Dear Mr. Schmick:

We are pleased that the Board of Directors of McCormick & Schmick’s Seafood Restaurants, Inc. (the “Company”) has determined to engage in a sale process. We hope that the Board is truly committed to conducting a process in which all acquisition proposals are fairly evaluated.

We continue to believe that our existing $9.25 per share fully-financed, all-cash tender offer (the “Offer”) is fair to shareholders and intend to keep our Offer open as a means to provide stockholders with the quickest and most direct way to realize full and fair value for their shares.

While we are disappointed with the Board’s refusal to date to negotiate or meet with us to discuss our Offer, we are appreciative of the Company’s recent announcement and have every confidence that the Board is committed to doing the right thing for its stockholders. Based on the Company’s first quarter financial results, the Company is clearly facing a unique set of challenges moving forward and is making the right move by putting the Company up for sale. As a 10% stockholder, I have a strong, vested interest in seeing the Company maximize the value of its shares. We are convinced that this sale process will ultimately lead to a transaction that is in the best interests of all McCormick & Schmick’s stockholders.

In light of the Company’s announcement, I wanted to let you know before we make it public that we are withdrawing our current proxy solicitation seeking to contest a quorum at the Company’s 2011 Annual Meeting. The purpose of this solicitation was to allow stockholders to send a message to the Company that the Board should commit to conducting a full and fair sale process, including negotiations with us. The Company’s recent announcement indicates that the Board has received this message without us having to resort to a contest, and for that we are thankful.

Dining. Entertainment. Hospitality.

McCormick & Schmick’s Seafood Restaurants, Inc.

May 4, 2011

All can we can ask is that on a go-forward basis we be kept fully abreast of all aspects of the sale process and that we be treated fairly along with any other strategic and financial bidders. We are anxious to get a book from Piper Jaffray and to begin our due diligence so we may consider any relevant information we should take into account in evaluating whether to upwardly adjust our Offer.

We stand ready, willing, and able to start negotiations with the Company and its advisors and to evaluate all relevant information that the Company is willing to provide us to ensure that we are in a position to put forth our best possible offer for a negotiated transaction.

On a personal note, Doug, I want you to know that we believe you did an excellent job in building the McCormick & Schmick’s name and chain, and we hope that you would want to have a continuing role in the organization. If you have any questions, please do not hesitate to contact me.

Very truly yours,
/s/ Tilman J. Fertitta
Tilman J. Fertitta

cc: The Board of Directors of McCormick & Schmick’s Seafood Restaurants, Inc.